Exhibit 21.1

Subsidiaries of Wildfire New PubCo, Inc.

As of August 11, 2022

Name of Subsidiary	Jurisdiction of Formation
1. Wildfire Merger Sub I, Inc.	Delaware
2. Wildfire Merger Sub II, Inc.	Delaware
3. Wildfire Merger Sub III, LLC	Delaware
4. Wildfire GP Sub IV, LLC	Delaware